UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Report on Form 6-K, originally furnished with the U.S. Securities and Exchange Commission on February 6, 2026 (the “Initial Report”), is being furnished solely to provide an updated version of the investor presentation included in the Initial Report. The updated version of the investor presentation is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation - February 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: February 6, 2026